Consent of Independent Registered Public Accounting Firm
The Board of Directors
Liberty Tax, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333 -199579) on Form S-3 and (No. 333-182585) on Form S-8 of Liberty Tax, Inc. (formerly JTH Holding, Inc.) of our report dated June 29, 2016, with respect to the consolidated balance sheets of Liberty Tax, Inc. and subsidiaries as of April 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2016, which report appears in the April 30, 2016 annual report on Form 10-K of Liberty Tax, Inc.
/s/ KPMG LLP
Norfolk, Virginia June 29, 2016